UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of February 2025

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐  No ☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg Moshe Eisenberg, Chief Financial Officer
Dated: February 12, 2025

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.com Web site: http://www.camtek.com

CAMTEK LTD. Moshe Eisenberg, CFO Tel: +972 4 604 8308 Mobile: +972 54 900 7100 moshee@camtek.com	INTERNATIONAL INVESTOR RELATIONS EK Global Investor Relations Ehud Helft Tel: (US) 1 212 378 8040 camtek@ekgir.com

FOR IMMEDIATE RELEASE

 CAMTEK ANNOUNCES RECORD RESULTS FOR THE
FOURTH QUARTER & FULL YEAR OF 2024

Q4 revenues of $117 million; Q1 2025 revenue guidance of $118-120 million, up ~23% YoY

MIGDAL HAEMEK, Israel – February 12, 2025 – Camtek Ltd. (NASDAQ: CAMT; TASE: CAMT), today announced its financial results for the fourth quarter and year ended December 31, 2024.

2024 Fourth Quarter Financial Highlights

•	Record revenues of $117.3 million, a 32% YoY increase;
•	GAAP operating income of $31.3 million (up 82% YoY) and non-GAAP operating income of $36.3 million (up 42% YoY), representing operating margins of 26.7% and 30.9%, respectively; and
•	GAAP net income of $33.0 million (up 59% YoY) and non-GAAP net income of $37.7 million (up 34% YoY); GAAP diluted EPS of $0.67 and non-GAAP diluted EPS of $0.77.

2024 Full-Year Financial Highlights

•	Record revenues of $429.2 million, a 36% YoY increase.
•	GAAP operating income of $108.1 million (up 65% YoY); non-GAAP operating income of $130.3 million (up 56% YoY), representing operating margins of 25.2% and 30.4%, respectively;
•	GAAP net income of $118.5 million (up 51% YoY); non-GAAP net income of $138.6 million (up 45% YoY); GAAP diluted EPS of $2.42 and non-GAAP diluted EPS of $2.83; and
•	Operating cash flow of $122.2 million in 2024, which led to a year-end total cash, short-term and long-term deposits and marketable securities balance of $501.2 million.

Forward-Looking Expectations

Management expects continued growth in 2025 with revenues in the first quarter of 2025 in the range of $118-120 million, representing approximately a 23% increase over first quarter of 2024 revenues.

Management Comment

Rafi Amit, Camtek’s CEO commented, “2024 was a year of a strong growth in revenue and even higher growth in profit. Looking ahead, Camtek ended 2024 with a record quarter and a strong backlog which indicates continued growth into 2025. As we enter 2025, we are excited to launch the technologically innovative Eagle G5 and Hawk systems that broaden our portfolio, enhance our competitiveness, and enable us to enter new markets.”

Continued Mr. Amit, “The growing demand for AI has positioned Camtek as a leader and facilitated our significant growth in 2024. We believe we will continue to capitalize on the increasing need for AI applications, which necessitate considerable investments in high-performance computing (HPC) hardware. We will further benefit as AI becomes integrated into mainstream devices like automobiles, robotics, PCs, and mobile phones.”

Fourth Quarter 2024 Financial Results

Revenues for the fourth quarter of 2024 were $117.3 million. This compares to fourth quarter 2023 revenues of $88.7 million, representing a year-over-year growth of 32%.

Gross profit on a GAAP basis in the quarter totaled $58.1 million (49.6% of revenues), an increase of 46% compared to a gross profit of $39.8 million (44.9% of revenues) in the fourth quarter of 2023.

Gross profit on a non-GAAP basis in the quarter totaled $59.3 million (50.6% of revenues), an increase of 36% compared to a gross profit of $43.7 million (49.2% of revenues) in the fourth quarter of 2023.

Operating income on a GAAP basis in the quarter totaled $31.3 million (26.7% of revenues), an increase of 82% compared to an operating income of $17.2 million (19.4% of revenues) in the fourth quarter of 2023.

Operating income on a non-GAAP basis in the quarter totaled $36.3 million (30.9% of revenues), an increase of 42% compared to $25.5 million (28.7% of revenues) in the fourth quarter of 2023.

Net income on a GAAP basis in the quarter totaled $33.0 million, or $0.67 per diluted share, an increase of 59% compared to net income of $20.8 million, or $0.42 per diluted share, in the fourth quarter of 2023.

Net income on a non-GAAP basis in the quarter totaled $37.7 million, or $0.77 per diluted share, an increase of 34% compared to a non-GAAP net income of $28.2 million, or $0.57 per diluted share, in the fourth quarter of 2023.

Full Year 2024 Results Summary

Revenues for 2024 were $429.2 million, a 36% increase compared to the $315.4 million as reported in 2023.

Gross profit on a GAAP basis totaled $209.9 million (48.9% of revenues), a 42% increase compared to $147.6 million (46.8% of revenues) in 2023.

Gross profit on a non-GAAP basis totaled $218.0 million (50.8% of revenues), a 43% increase compared to $152.7 million (48.4% of revenues) in 2023.

Operating income on a GAAP basis totaled $108.1 million (25.2% of revenues), a 65% increase compared to operating income of $65.4 million (20.7% of revenues) in 2023.

Operating income on a non-GAAP basis totaled $130.3 million (30.4% of revenues), a 56% increase compared to $83.3 million (26.4% of revenues) in 2023.

Net income on a GAAP basis totaled $118.5 million, or $2.42 per diluted share. This is an increase of 51% compared to net income of $78.6 million, or $1.61 per diluted share, in 2023.

Net income on a non-GAAP basis totaled $138.6 million, or $2.83 per diluted share. This is an increase of 45% compared to net income of $95.7 million, or $1.96 per diluted share, in 2023.

Cash and cash equivalents, short-term and long-term deposits, and marketable securities, as of December 31, 2024, were $501.2 million compared to $448.6 million as of December 31, 2023, and $488.7 million as of September 30, 2024. During the fourth quarter, the Company generated an operating cash flow of $16.2 million.

Conference Call

Camtek will host a video conference call/webinar today via Zoom, on Wednesday, February 12, 2025, at 09:00 ET (16:00 Israel time). Rafi Amit, CEO, Moshe Eisenberg, CFO, and Ramy Langer, COO will host the call and will be available to answer questions after presenting the results.

To participate in the webinar, please register using the following link, which will provide access to the video call: https://us06web.zoom.us/webinar/register/WN_9cx6Ew0UQsucYsHDA_qMow

For those wishing to listen via phone, following registration, the dial in link will be sent. For any problems in registering, please email Camtek’s investor relations a few hours in advance of the call.

For those unable to participate, a recording will be available on Camtek’s website at http://www.camtek.com  within a few hours after the call.

A summary presentation of the quarterly results will also be available on Camtek’s website.

ABOUT CAMTEK LTD.

Camtek is a developer and manufacturer of high-end inspection and metrology equipment for the semiconductor industry. Camtek's systems inspect IC and measure IC features on wafers throughout the production process of semiconductor devices, covering the front and mid-end and up to the beginning of assembly (Post Dicing). Camtek's systems inspect wafers for the most demanding semiconductor market segments, including Advanced Interconnect Packaging, Heterogenous Integration, Memory and HBM, CMOS Image Sensors, Compound Semiconductors, MEMS, and RF, serving numerous industry's leading global IDMs, OSATs, and foundries.

With manufacturing facilities in Israel and Germany, and eight offices around the world, Camtek provides state of the art solutions in line with customers' requirements.

This press release is available at http://www.camtek.com

This press release contains statements that may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on Camtek’s current beliefs, expectations and assumptions about its business and industry, all of which may change.  Forward-looking statements can be identified by the use of words including “believe,” “anticipate,” “should,” “intend,” “plan,” “will,” “may,” “expect,” “estimate,” “project,” “positioned,” “strategy,” and similar expressions that are intended to identify forward-looking statements, including statements relating to the compound semiconductors market and our position in this market and the anticipated timing of delivery of the systems. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Camtek to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors that may cause our actual results to differ materially from those contained in the forward-looking statements include, but are not limited to the effects of the evolving nature of the war situation in Israel, and the related evolving regional conflicts; the continued demand for HPC, HBM and Chiplet devices resulting from, among other things, the field of AI surging worldwide across companies, industries and nations; our dependency upon the semiconductor industry and the risk that unfavorable economic conditions or low capital expenditures may negatively impact our operating results; risks related to the Company's ability to effectively maneuver global trade issues and changes either in the U.S., Israel, or elsewhere in trade and export regulations, tariffs, and license policies, including formal or informal imposition by countries of new or revised export and/or import and doing-business regulations or sanctions, and further including changes in U.S. trade policies, changes or uncertainty related to the U.S. government entity list and changes in the ability to sell products incorporating U.S originated technology, which can be made without prior notice; the risks relating to the concentration of a significant portion of our business in certain countries in the Asia Pacific Region, particularly China, Taiwan and Korea, some of which might be subject to the trade restrictions referred to above or involved in trade wars with countries which might impose such trade restrictions; changing industry and market trends; and those other factors discussed in our Annual Report on Form 20-F as published on March 21, 2024, as well as other documents that may be subsequently filed by Camtek from time to time with the Securities and Exchange Commission. We caution you not to place undue reliance on forward-looking statements, which speak only as of the date hereof. Camtek does not assume any obligation to update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release unless required by law.

While we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. In addition, any forward-looking statements represent Camtek’s views only as of the date of this press release and should not be relied upon as representing its views as of any subsequent date. Camtek does not assume any obligation to update any forward-looking statements unless required by law.

This press release provides financial measures that exclude: (i) share based compensation expenses; and (ii) acquisition related expenses and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it is important to make these non-GAAP adjustments available to investors. A reconciliation between the GAAP and non-GAAP results appears in the tables at the end of this press release. The results reported in this press-release are preliminary unaudited results, and investors should be aware of possible discrepancies between these results and the audited results to be reported, due to various factors.

CAMTEK LTD. and its subsidiaries
Consolidated Balance Sheets

(In thousands)

	December 31,	December 31,
	2024	2023
	U.S. Dollars
Assets

Current assets
Cash and cash equivalents	126,224	119,968
Short-term deposits	231,000	215,250
Marketable securities	30,813	18,816
Trade accounts receivable, net	99,471	87,300
Inventories	111,204	85,905
Other current assets	21,347	19,548
Total current assets	620,059	546,787

Long-term deposits	26,000	21,000
Marketable securities	87,115	73,576
Long-term inventory	11,879	9,023
Deferred tax asset, net	3,090	2,642
Other assets, net	2,001	1,370
Property, plant and equipment, net	54,196	41,987
Intangible assets, net	13,357	16,937
Goodwill	74,345	74,345
Total non- current assets	271,983	240,880
Total assets	892,042	787,667

Liabilities and shareholders’ equity

Current liabilities
Trade accounts payable	46,630	42,187
Other current liabilities	77,280	54,487
Total current liabilities	123,910	96,674

Long-term liabilities
Deferred tax liabilities, net	5,606	7,541
Other long-term liabilities	15,366	10,473
Convertible notes	197,925	196,831
Total long-term liabilities	218,897	214,845
Total liabilities	342,807	311,519

Commitments and contingencies

Shareholders’ equity
Ordinary shares NIS 0.01 par value, 100,000,000 shares authorized at December 31, 2024 and at December 31, 2023;
47,541,682 issued shares at December 31, 2024 and 46,993,998 at December 31, 2023;
45,449,306 shares outstanding at December 31, 2024 and 44,901,622 at December 31, 2023	177	176
Additional paid-in capital	214,931	200,389
Accumulated other comprehensive income	203	129
Retained earnings	335,822	277,352
	551,133	478,046
Treasury stock, at cost (2,092,376 as of December 31, 2024 and December 31, 2023)	(1,898)	(1,898)

Total shareholders' equity	549,235	476,148

Total liabilities and shareholders' equity	892,042	787,667

Camtek Ltd.
Consolidated Statements of Income

(in thousands, except share data)

	Year ended December 31,		Three Months ended December 31,
	2024	2023	2024	2023
	U.S. dollars		U.S. dollars
Revenues	429,234	315,375	117,293	88,690
Cost of revenues	219,283	167,742	59,161	48,902

Gross profit	209,951	147,633	58,132	39,788

Research and development costs	38,287	31,470	10,371	8,042
Selling, general and administrative expense	63,595	50,751	16,461	14,527
	101,882	82,221	26,832	22,569

Operating income	108,069	65,412	31,300	17,219

Financial income, net	23,169	22,218	6,175	5,682

Income before income taxes	131,238	87,630	37,475	22,901

Income taxes expense	(12,723)	(8,998)	(4,466)	(2,111)

Net income	118,515	78,632	33,009	20,790

Net income per ordinary share:

Year ended December 31,		Three Months ended December 31,
2024	2023	2024	2023
U.S. dollars		U.S. dollars

Basic net earnings	2.62	1.76	0.73	0.46

Diluted net earnings	2.42	1.61	0.67	0.42

Weighted average number of
ordinary shares outstanding:

Basic	45,279	44,725	45,428	44,882

Diluted	49,369	48,863	49,503	49,149

Reconciliation of GAAP To Non-GAAP results

(In thousands, except share data)

	Year ended December 31,		Three Months ended December 31,
	2024	2023	2024	2023
	U.S. dollars		U.S. dollars
Reported net income attributable to Camtek Ltd. on GAAP basis	118,515	78,632	33,009	20,790
Acquisition of FRT related expenses (1)	5,334	4,550	650	4,550
Share-based compensation	14,775	12,525	4,052	2,868

Non-GAAP net income	138,624	95,707	37,711	28,208

Non–GAAP net income per diluted share	2.83	1.96	0.77	0.57

Gross margin on GAAP basis	49.6%	46.8%	50.6%	44.9%
Reported gross profit on GAAP basis	209,951	147,633	58,132	39,788

Acquisition of FRT-related expenses (1)	5,802	3,492	610	3,492
Share-based compensation	2,197	1,591	595	395
Non-GAAP gross margin	50.8%	48.4%	50.6%	49.2%
Non-GAAP gross profit	217,950	152,716	59,337	43,675

Reported operating income (loss) attributable to Camtek Ltd. on GAAP basis	108,069	65,412	31,300	17,219
Acquisition of FRT-related expenses (1)	7,455	5,406	928	5,406
Share-based compensation	14,775	12,525	4,052	2,868
Non-GAAP operating income	130,299	83,343	36,280	25,493

(1) During the year ended December 31, 2024, the Company recorded acquisition-related expenses of $5.3 million, consisting of: (1) inventory written-up to fair value in purchase accounting charges of $3.4 million. This amount is recorded under cost of revenues line item. (2) $2.4 million amortization of intangible assets acquired recorded under cost of revenues line item. (3) $1.3 million amortization of intangible assets acquired recorded under sales and marketing expenses line item. (4) $0.4 million re-organization expenses, recorded under the general and administrative expenses line item. (5) $2.1 million reversal of tax provision related to the above adjustment, recorded under the tax expense line item.

During the three-month period ended December 31, 2024, the Company recorded acquisition-related expenses of $0.6 million, consisting of: (1) $0.6 million amortization of intangible assets acquired recorded under cost of revenues line item. (2) $0.3 million amortization of intangible assets acquired recorded under sales and marketing expenses line item. (3) $0.3 million reversal of tax provision related to the above adjustment, recorded under the tax expense line item.

During the year and three-month period ended December 31, 2023, the Company recorded acquisition expenses of $4.5 million, consisting of: (1) inventory written-up to fair value in purchase accounting charges of $2.2 million. This amount was recorded under cost of revenues line item. (2) $0.4 million amortization of intangible assets acquired recorded under cost of revenues line item. (3) Inventory write-off of $0.9 million recorded under costs of revenues line item. (4) $0.2 million amortization of intangible assets acquired recorded under sales and marketing expenses line item. (5) Acquisition expenses of $1.7 million recorded under general and administrative expenses line item. (6) $0.9 million reversal of tax provision related to the above adjustment, recorded under the tax expense line item.